Exhibit 99.1

JinkoSolar Announces Second Quarter 2019 Financial Results

SHANGHAI, China, August 30, 2019 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•	Total solar module shipments were 3,386 megawatts ("MW"), an increase of 11.5% from 3,037 (including intragroup solar module shipments) MW in the first quarter of 2019 and an increase of 21.2% from 2,794 MW in the second quarter of 2018.
•	Total revenues were RMB6.91 billion (US$1.01 billion), an increase of 18.7% from the first quarter of 2019 and an increase of 14.1% from the second quarter of 2018.
•	Gross margin was 16.5%, compared with 16.6% in the first quarter of 2019, and 12.0% in the second quarter of 2018.
•	Income from operations was RMB260.3 million (US$37.9 million), compared with RMB235.7 million in the first quarter of 2019 and RMB94.6 million in the second quarter of 2018.
•	Net income attributable to the Company’s ordinary shareholders was RMB125.4 million (US$18.3 million) in the second quarter of 2019, compared with RMB40.2 million in the first quarter of 2019 and RMB99.0 million in the second quarter of 2018.
•	Diluted earnings per American depositary share ("ADS") were RMB1.260 (US$0.184) in the second quarter of 2019.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the second quarter of 2019 was RMB202.9 million (US$29.6 million), compared with RMB33.3 million in the first quarter of 2019 and RMB106.7 million in the second quarter of 2018.
•	Non-GAAP basic and diluted earnings per ADS were both RMB4.872 (US$0.708) in the second quarter of 2019, compared with RMB0.848 and RMB0.840 in the first quarter of 2019, respectively and RMB2.728 and RMB2.708 in the second quarter of 2018, respectively.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer, commented, “We continued our strong start of the year by further diversifying our global distribution network and expanding our market share in key overseas markets. Module shipments during the second quarter were 3,386 megawatts, a year-over-year increase of 21.2% and a sequential increase of 11.5%. Our gross margin was 16.5%, up from 12.0% during the same period last year, while non-GAAP net income surged to US$29.6 million. With the expansion of our mono wafer production capacity and optimization of cost structure, we are confident that our bottom line will have room to grow during the second half of the year.”

“2019 will be a milestone for the global solar industry as grid parity rapidly approaches. A number of emerging overseas markets are quickly reaching GW-level as the cost of PV power generation continues to decline, which is creating enormous opportunities for us and, our high-efficiency mono products in particular. With our new production facility in Leshan, Sichuan Province expected to reach full mono production capacity of 5 GW by the end of 2019 and preparations for another 5 GW capacity expansion already underway, we are ideally positioned to benefit from the growth opportunities ahead.”

“Following the announcement of China’s National Energy Administration in May regarding the first batch of wind power and PV grid parity projects, a list of approved solar projects that secured government subsidies for 2019 was released in July. China is now expected to install approximately 40 GW of solar projects and connect them to the grid by the end of the year.”

“We are accelerating the expansion of our high-efficiency mono production capacity to meet growing demand globally. This is mainly being driven by our new production facility in Leshan, the mono production capacity of which is expected to reach 5 GW by the end of 2019 and 16.5 GW once the second phase of the capacity expansion is complete. As of June 30, 2019, our in-house annual silicon wafer, solar cell and solar module production capacity reached 10.5 GW, 7.4 GW and 12.6 GW, respectively. By the end of 2019, we expect our in-house annual silicon wafer, solar cell and solar module production capacity to reach 15.0 GW, 10.5 GW and 16.0 GW, respectively, including 11.5 GW of mono capacity, 9.7 GW of PERC cell capacity and 800 MW of N-type cell capacity.”

“We continue to invest in our technological development capabilities and are optimizing our cost structure. This helped create new industry benchmarks for our highly-efficient N-type cells and our latest product, the “swan” bifacial module with DuPont™ Tedlar® based backsheets. This new lightweight, bifacial technology has huge potential to go mainstream because it not only alleviates problems encountered during installation and lowers cost per kilowatt hour of electricity generated, but also improves module efficiency and overall power plant production.”

“In conclusion, we made significant progress during the quarter in positioning ourselves for future sustainable growth and strengthening the reputation our high-quality products have in the market, especially at a time when the industry is racing towards grid parity. As one of the largest and most innovative solar module manufacturers in the world, we are setting new standards for the industry with our highly-efficient products and ability to continuously lowering costs through technological innovation. With our global distribution network and support teams working closely, we will continue to drive growth in this new era of grid parity.”

Second Quarter 2019 Financial Results

Total Revenues

Total revenues in the second quarter of 2019 were RMB6.91 billion (US$1.01 billion), an increase of 18.7% from RMB5.82 billion in the first quarter of 2019 and an increase of 14.1% from RMB6.06 billion in the second quarter of 2018. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the second quarter of 2019. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules in the second quarter of 2019.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2019 was RMB1.14 billion (US$166.6 million), compared with RMB964.3 million in the first quarter of 2019 and RMB727.6 million in the second quarter of 2018. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the second quarter of 2019. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules in the second quarter of 2019, and (ii) a decrease of solar module cost in the second quarter of 2019, which were partially offset by a decline in the average selling price of solar modules in the second quarter of 2019.

Gross margin was 16.5% in the second quarter of 2019, compared with 16.6% in the first quarter of 2019 and 12.0% in the second quarter of 2018. The year-over-year increase was mainly attributable to a decrease in solar module cost in the second quarter of 2019, which was partially offset by a decline in the average selling price of solar modules in the second quarter of 2019.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2019 was RMB260.3 million (US$37.9 million), compared with RMB235.7 million in the first quarter of 2019 and RMB94.6 million in the second quarter of 2018. Operating margin in the second quarter of 2019 was 3.8%, compared with 4.0% in the first quarter of 2019 and 1.6% in the second quarter of 2018.

Total operating expenses in the second quarter of 2019 were RMB883.6 million (US$128.7 million), an increase of 21.3% from RMB728.6 million in the first quarter of 2019 and an increase of 39.6% from RMB633.0 million in the second quarter of 2018. The sequential increase was mainly due to an increase in shipping costs associated with an increase in solar module shipments in the second quarter of 2019. The year-over-year increase was primarily due to an increase in shipping costs in the second quarter of 2019.

Total operating expenses accounted for 12.8% of total revenues in the second quarter of 2019, compared to 12.5% in the first quarter of 2019 and 10.4% in the second quarter of 2018. The sequential increase of operating expenses as a percentage of total revenue was primarily due to the increase in shipping costs as a percentage of total revenue associated with a higher percentage of shipments to overseas markets in the second quarter of 2019.

Interest Expense, Net

Net interest expense in the second quarter of 2019 was RMB116.8 million (US$17.0 million), an increase of 21.5% from RMB96.1 million in the first quarter of 2019 and an increase of 44.8% from RMB80.6 million in the second quarter of 2018. The sequential increase was mainly due to (i) an increase in borrowings, (ii) the cessation of interest capitalization on certain completed solar projects, and (iii) issuance of additional convertible senior notes in May 2019. The year-over-year increase was mainly due to an increase in borrowings.

Exchange (Loss)/Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including Change in fair value of foreign exchange derivatives) of RMB45.9 million (US$6.7 million) in the second quarter of 2019, compared to a net exchange loss of RMB62.9 million in the first quarter of 2019 and a net exchange gain of RMB20.8 million in the second quarter of 2018. The Company bought foreign exchange forward contracts and foreign exchange options from several banks for the purpose of reducing exchange rate risk exposure. The sequential change was primarily due to the appreciation of the US dollar against the RMB in the second quarter of 2019.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure associated with the Company’s overseas solar power projects. The Company recorded a loss arising from change in fair value of interest rate swap of RMB46.1 million (US$6.7 million) in the second quarter of 2019, compared to a loss of RMB30.2 million in the first quarter of 2019. The loss arising from change in fair value of interest swap was primarily due to a continuous decrease in long-term interest rates. The Company did not elect to use hedge accounting for any of its derivatives.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value. The Company recognized loss from a change in fair value of the Notes of RMB118.6 million (US$17.3 million) primarily due to the increase in the stock price of the Company in the second quarter of 2019 and other comprehensive income resulted from a change in the instrument-specific credit risk of RMB 5.5million (US$ 0.8 million).

The Notes grant each holder the right, at such holder’s option, to require the Company to repurchase for cash on June 1, 2021 (the “Repurchase Date”) all of such holder’s Notes, or any portion thereof that is an integral multiple of US$1,000 principal amount, at a repurchase price that is equal to 100% of the outstanding principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Repurchase Date. The holders exercising such option must deliver a repurchase notice within the prescribed period as provided in the Notes indenture. If a repurchase notice is not given within the prescribed period, the Company will not be obligated to repurchase the relevant Notes. The Notes also grant each holder a conversion right, at such holder’s option, at any time prior to the close of business on the third Business Day immediately preceding the Maturity Date, to convert all or any portion of such Note into the Company’s ADSs at the applicable conversion rate.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transactions as freestanding derivative assets in the consolidated balance sheets, which is marked to market at each reporting period. The Company recorded a gain from a change in fair value of the call option of RMB73.5 million (US$10.7 million) in the second quarter of 2019.

Equity in (Loss)/Income of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB28.6 million (US$4.2 million) in the second quarter of 2019, compared with a loss of RMB23.7 million in the first quarter of 2019 and an income of RMB28.0 million in the second quarter of 2018. The loss was primarily arising from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C due to a continuous decrease in long-term interest rates. Hedge accounting was not applied for the derivative.

Income Tax Benefit, Net

The Company recorded an income tax benefit of RMB55.9 million (US$8.1 million) in the second quarter of 2019, compared with an income tax benefit of RMB4.3 million in the first quarter of 2019 and an income tax benefit of RMB10.0 million in the second quarter of 2018.

The sequential increase was mainly due to additional 2018 income tax deduction for R&D costs approved by the local tax bureau in the second quarter of 2019.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB125.4 million (US$18.3 million) in the second quarter of 2019, compared with RMB40.2 million in the first quarter of 2019 and RMB99.0 million in the second quarter of 2018.

Basic and diluted earnings per ordinary share were RMB0.753(US$0.110) and RMB0.315 (US$0.046), respectively, during the second quarter of 2019. This translates into basic and diluted earnings per ADS of RMB3.012 (US$0.440) and RMB1.260 (US$0.184), respectively.

Non-GAAP net income attributable to the Company's ordinary shareholders in the second quarter of 2019 was RMB202.9 million (US$29.6 million), compared with RMB33.3 million in the first quarter of 2019 and RMB106.7 million in the second quarter of 2018.

Non-GAAP basic and diluted earnings per ordinary share were both RMB1.218 (US$0.177) during the second quarter of 2019. This translates into non-GAAP basic and diluted earnings per ADS of RMB4.872 (US$0.708).

Financial Position

As of June 30, 2019, the Company had RMB4.81 billion (US$701.1 million) in cash and cash equivalents and restricted cash, compared with RMB4.36 billion as of March 31, 2019.

As of June 30, 2019, the Company’s accounts receivables due from third parties were RMB4.94 billion (US$719.4 million), compared with RMB5.20 billion as of March 31, 2019.

As of June 30, 2019, the Company’s inventories were RMB6.63 billion (US$966.3 million), compared with RMB6.48 billion as of March 31, 2019.

As of June 30, 2019, the Company's total interest-bearing debts were RMB13.34 billion (US$1.94 billion), of which RMB2.16 billion (US$314.0 million) was related to the Company’s overseas downstream solar projects, compared with RMB12.04 billion, of which RMB1.74 billion was related to the Company’s overseas downstream solar projects, as of March 31, 2019. The increase of interest-bearing debts was mainly due to (i) issuance of additional convertible senior notes, and (ii) an increase in borrowings.

Second Quarter 2019 Operational Highlights

Solar Module Shipments

Total solar module shipments in the second quarter of 2019 were 3,386 MW.

Solar Products Production Capacity

As of June 30, 2019, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 10.5 GW (including 6.5 GW of mono wafers), 7.4 GW (including 5.8 GW of PERC cells) and 12.6 GW, respectively.

JinkoSolar expects its annual silicon wafer, solar cell and solar module production capacity to reach 15.0 GW (including 11.5 GW of mono wafers), 10.5 GW (including 9.7 GW of PERC cells) and 16.0 GW, respectively, by the end of 2019.

Recent Business Developments

•	In June 2019, JinkoSolar Japan K.K., a subsidiary of JinkoSolar, upsized a two-year JPY5.3 billion syndicated loan signed in June 2018 to JPY6.7 billion during its annual review in June 2019.
•	In July 2019, the world's largest solar plant of 1,177MWp, which was jointly developed by JinkoSolar, Japan's Marubeni Corp. and Emirates Water and Electricity Company (EWEC), started commercial operations as scheduled at Sweihan in Abu Dhabi. The AED3.2 billion project used highly-efficient mono panels, all of which were supplied by JinkoSolar which hit another record at the time of bid submission.

•	In July 2019, JinkoSolar supplied I+D Energias with 7.8MW of solar modules which were installed at two PV power plants in Hungary.
•	In July 2019, JinkoSolar supplied 95 MW of highly-efficient solar panels to Vena Energy Australia, an independent power producer with shareholders including Global Infrastructure Partners (GIP) and China Investment Corp., (CIC), for use in the Tailem Bend Solar Project.
•	In July 2019, JinkoSolar was recognized for augmenting solar PV efficiency in a cost-effective manner with the Frost & Sullivan 2019 Global Solar PV Technology Leadership Award
•	In July 2019, JinkoSolar was ranked 340th on the 2019 Fortune China 500 and first among solar module manufacturers. This marks the fifth consecutive year that the Company has been included in the Fortune China 500 list.
•	In August 2019, JinkoSolar was one of only four PV module suppliers to receive a "AA" bankability rating from PV-Tech & Solar Media, Ltd., a leading global source of in-depth news and research on the photovoltaic industry. JinkoSolar is the only PV module supplier to have AA-Ratings for the past 12 consecutive quarters.

Operations and Business Outlook

Third Quarter and Full Year 2019 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the third quarter of 2019, the Company expects total solar module shipments to be in the range of 3.2 GW to 3.5 GW. Total revenue for the third quarter is expected to be in the range of US$980 million to US$1.07 billion. Gross margin for the third quarter is expected to be between 18% and 20%.

For the full year 2019, the Company estimates total solar module shipments to be in the range of 14.0 GW to 15.0 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, August 30, 2019 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	80647256#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, September 6, 2019. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319322163#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 10.5 GW for silicon wafers, 7.4 GW for solar cells, and 12.6 GW for solar modules, as of June 30, 2019.

JinkoSolar has over 13,500 employees across its 7 productions facilities globally, 15 oversea subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation and, convertible senior notes:

•	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 28, 2019, which was RMB6.8650 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ripple Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3105
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues from third parties	5,618,862	5,677,227	6,912,301	1,006,890	9,290,207	12,589,528	1,833,872

Revenues from related parties	441,769	144,821	725	107	1,337,260	145,546	21,201

Total revenues	6,060,631	5,822,048	6,913,026	1,006,997	10,627,467	12,735,074	1,855,073

Cost of revenues	(5,333,000)	(4,857,711)	(5,769,143)	(840,370)	(9,243,775)	(10,626,854)	(1,547,976)

Gross profit	727,631	964,337	1,143,883	166,627	1,383,692	2,108,220	307,097

Operating expenses:
Selling and marketing	(366,077)	(459,314)	(561,959)	(81,859)	(679,974)	(1,021,273)	(148,765)
General and administrative	(170,509)	(191,902)	(248,376)	(36,180)	(301,340)	(440,278)	(64,134)
Research and development	(81,907)	(77,378)	(73,258)	(10,671)	(168,289)	(150,636)	(21,943)
Impairment of long-lived assets	(14,548)	-	-	-	(14,548)	-	-
Total operating expenses	(633,041)	(728,594)	(883,593)	(128,710)	(1,164,151)	(1,612,187)	(234,842)

Income from operations	94,590	235,743	260,290	37,917	219,541	496,033	72,255
Interest expenses, net	(80,636)	(96,110)	(116,754)	(17,007)	(166,047)	(212,864)	(31,007)
Subsidy income	2,619	4,741	10,517	1,533	39,200	15,258	2,224
Exchange gain/(loss)	42,389	(80,980)	87,487	12,744	(49,024)	6,507	948
Change in fair value of interest rate swap	14,284	(30,199)	(46,118)	(6,718)	35,388	(76,317)	(11,117)
Change in fair value of foreign exchange derivatives	(21,618)	18,114	(41,619)	(6,063)	(21,033)	(23,505)	(3,424)
Convertible senior notes issuance costs	-	-	(18,646)	(2,716)	-	(18,646)	(2,716)
Change in fair value of convertible senior notes and call option	-	-	(45,070)	(6,565)	-	(45,070)	(6,565)
Other income, net	9,444	7,398	7,302	1,064	18,122	14,700	2,141
Loss from disposal of subsidiaries	-	-	-	-	(9,425)	-	-
Income before income taxes	61,072	58,707	97,389	14,189	66,722	156,096	22,739
Income tax benefit	10,003	4,250	55,917	8,145	13,296	60,167	8,764
Equity in (loss)/gain of affiliated companies	28,024	(23,709)	(28,621)	(4,169)	22,784	(52,330)	(7,623)
Net income	99,099	39,248	124,685	18,165	102,802	163,933	23,880
Less: Net (loss)/income attributable to non-controlling interests	117	(939)	(725)	(106)	224	(1,664)	(242)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	98,982	40,187	125,410	18,271	102,578	165,597	24,122

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.633	0.256	0.753	0.110	0.680	1.024	0.149
Diluted	0.628	0.254	0.315	0.046	0.672	0.571	0.083

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	2.532	1.024	3.012	0.440	2.720	4.096	0.596
Diluted	2.512	1.016	1.260	0.184	2.688	2.284	0.332

Weighted average ordinary shares outstanding:
Basic	156,457,441	156,888,381	166,605,808	166,605,808	150,894,845	161,670,693	161,670,693
Diluted	157,574,069	158,017,104	165,385,410	165,385,410	152,579,390	161,633,544	161,633,544

Weighted average ADS outstanding:
Basic	39,114,360	39,222,095	41,651,452	41,651,452	37,723,711	40,417,673	40,417,673
Diluted	39,393,517	39,504,276	41,346,352	41,346,352	38,144,848	40,408,386	40,408,386

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	99,099	39,248	124,685	18,165	102,802	163,933	23,880
Other comprehensive income:
-Foreign currency translation adjustments	47,966	(17,459)	48,233	7,029	14,615	30,774	4,486
-Change in the instrument-specific credit risk	-	-	5,546	805	-	5,546	805
Comprehensive income	147,065	21,789	178,464	25,999	117,417	200,253	29,171
Less: Comprehensive (loss)/income attributable to non-controlling interests	117	(939)	(725)	(106)	224	(1,664)	(242)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	146,948	22,728	179,189	26,105	117,193	201,917	29,413

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	98,982	40,187	125,410	18,271	102,578	165,597	24,122

Convertible senior notes issuance costs	-	-	18,646	2,716	-	18,646	2,716

Change in fair value of convertible senior notes and call option	-	-	45,070	6,565	-	45,070	6,565

4.5% of interest expense of convertible senior notes	1	-	2,914	424	1	2,914	424

Exchange (gain)/loss on convertible senior notes and call option	3	-	(721)	(105)	1	(721)	(105)

Stock-based compensation expense/(benefit)	7,700	(6,924)	11,587	1,688	15,076	4,663	679

Non-GAAP net income attributable to ordinary shareholders	106,686	33,263	202,906	29,559	117,656	236,169	34,401

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.682	0.212	1.218	0.177	0.780	1.461	0.213
Diluted	0.677	0.210	1.218	0.177	0.771	1.461	0.213

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	2.728	0.848	4.872	0.708	3.120	5.844	0.852
Diluted	2.708	0.840	4.872	0.708	3.084	5.844	0.852

Non-GAAP weighted average ordinary shares outstanding
Basic	156,457,441	156,888,381	166,605,808	166,605,808	150,894,845	161,670,693	161,670,693
Diluted	157,574,069	158,017,104	166,605,808	166,605,808	152,579,390	161,670,693	161,670,693

Non-GAAP weighted average ADS outstanding
Basic	39,114,360	39,222,095	41,651,452	41,651,452	37,723,711	40,417,673	40,417,673
Diluted	39,393,517	39,504,276	41,651,452	41,651,452	38,144,848	40,417,673	40,417,673

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2018	June 30, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	3,104,917	3,727,162	542,922
Restricted cash	377,111	1,085,831	158,169
Restricted short-term investments	4,058,419	5,797,915	844,562
Accounts receivable, net - related parties	675,768	617,944	90,014
Accounts receivable, net - third parties	5,436,371	4,938,439	719,365
Notes receivable, net - third parties	1,010,469	1,349,771	196,616
Advances to suppliers, net - third parties	665,221	1,966,289	286,422
Inventories, net	5,743,328	6,633,699	966,307
Forward contract receivables	1,192	8,692	1,266
Other receivables - related parties	67,730	52,570	7,658
Derviatvie assets	847	-	-
Prepayments and other current assets	1,712,889	2,179,229	317,439
Total current assets	22,854,262	28,357,541	4,130,740

Non-current assets:
Restricted cash	921,300	1,284,710	187,139
Project Assets	1,770,621	1,904,362	277,402
Long-term investments	25,531	276,116	40,221
Property, plant and equipment, net	8,275,900	7,858,876	1,144,774
Land use rights, net	574,945	604,113	87,999
Intangible assets, net	35,361	36,285	5,286
Financing lease right-of-use assets, net*	-	693,830	101,068
Operating lease right-of-use assets, net*	-	261,680	38,118
Deferred tax assets	338,069	331,508	48,290
Call Option-concurrent with issuance of convertible senior notes	-	279,585	40,726
Other assets - related parties	144,984	123,153	17,939
Other assets - third parties	912,210	1,732,532	252,372
Total non-current assets	12,998,921	15,386,750	2,241,334

Total assets	35,853,183	43,744,291	6,372,074

LIABILITIES
Current liabilities:
Accounts payable - related parties	698	-	-
Accounts payable - third parties	5,327,094	5,519,258	803,971
Notes payable - related parties	35,000	-	-
Notes payable - third parties	6,036,577	7,902,821	1,151,176
Accrued payroll and welfare expenses	810,921	760,972	110,848
Advances from related parties	910	-	-
Advances from third parties	2,395,229	3,353,719	488,524
Income tax payable	70,240	8,180	1,192
Other payables and accruals	2,281,025	2,302,461	335,393
Other payables due to related parties	20,819	23,968	3,491
Forward contract payables	9,464	38,316	5,581
Convertible senior notes - current	69	-	-
Financing lease liabilities - current*	-	272,095	39,635
Operating lease liabilities - current*	-	29,961	4,364
Derivative liability - current	12,786	89,096	12,978
Bond payable and accrued interests	10,318	321,434	46,822
Short-term borrowings from third parties, including current portion of long-term bank borrowings	7,103,399	9,160,787	1,334,419
Guarantee liabilities to related parties	26,639	26,891	3,917
Total current liabilities	24,141,188	29,809,959	4,342,311

Non-current liabilities:
Long-term borrowings	1,954,831	2,408,501	350,838
Convertible senior notes	-	697,418	101,590
Long-term payables	338,412	-	-
Bond payables	299,475	-	-
Accrued warranty costs - non current	573,641	560,258	81,611
Financing lease liabilities*	-	212,606	30,969
Operating lease liabilities*	-	232,480	33,865
Deferred tax liability	25,893	25,893	3,772
Other non-current liabilities	-	20,390	2,970
Guarantee liabilities to related parties - non current	65,765	46,931	6,836
Total non-current liabilities	3,258,017	4,204,477	612,451

Total liabilities	27,399,205	34,014,436	4,954,762

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 156,864,737 and 176,052,237 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	22	24	3
Additional paid-in capital	4,010,740	4,515,582	657,769
Statutory reserves	570,176	570,176	83,055
Accumulated other comprehensive income	70,301	106,621	15,530
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2018 and June 30, 2019	(13,876)	(13,876)	(2,021)
Accumulated retained earnings	3,202,528	3,368,125	490,623

Total JinkoSolar Holding Co., Ltd. shareholders' equity	7,839,891	8,546,652	1,244,959

Non-controlling interests	614,087	1,183,203	172,353

Total liabilities and shareholders' equity	35,853,183	43,744,291	6,372,074